**CONSENT OF AUTHOR**

July 24, 2007

Pacific Rim Mining Corp.
#410 – 625 Howe Street
Vancouver, BC
V7L 1J1

Dear Sirs/Mesdames:

**Re: Pacific Rim Mining Corporation**

**Consent**

The undersigned hereby consents to being named in the Annual Information Form dated July 20, 2007 ("AIF"), Management Discussion and Analysis dated July 20, 2007 (the "MD&A"), and the Form 40-F dated July 20, 2007 (the Form 40-F").

I confirm that I have read the AIF, the MD&A and the Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein or that the written disclosure contains any misrepresentation, confirm that the information contained therein accurately represents the information that supports the written disclosure and confirm that such matters are within my knowledge as a result of the services performed by me.

Sincerely,

David Ernst